Exhibit (a)(14)

APPLIED MATERIALS OBTAINS GERMAN MERGER CONTROL CLEARANCE IN

CONNECTION WITH SEMITOOL TENDER OFFER

SANTA CLARA, Calif., December 7, 2009 — Applied Materials, Inc. (Nasdaq: AMAT) today announced that it has obtained clearance from the Federal Cartel Office of Germany under German merger control law in connection with Applied’s announced $11.00 per share cash tender offer for all of the outstanding shares of Semitool, Inc. (Nasdaq: SMTL).

Applied’s premerger notification and report form filed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 remains pending and the waiting period is due to expire at 11:59 p.m., Eastern Standard Time, on December 21, 2009, unless this period is earlier terminated.

The Depositary for the tender offer is BNY Mellon Shareowner Services, 480 Washington Boulevard, Jersey City, New Jersey 07310, Attn: Corporate Actions Department. The Information Agent for the tender offer is Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022.

About Applied

Applied (Nasdaq:AMAT) is the global leader in Nanomanufacturing Technology™ solutions with a broad portfolio of innovative equipment, services and software products for the fabrication of semiconductor chips, flat panel displays, solar photovoltaic cells, flexible electronics and energy-efficient glass. At Applied, we apply Nanomanufacturing Technology to improve the way people live. Learn more at www.appliedmaterials.com.

Additional Information and Where to Find It

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, shares of Semitool. Holders of shares of Semitool are urged to read the relevant tender offer documents because they contain important information that holders of Semitool securities should consider before making any decision regarding tendering their securities. Applied and its acquisition subsidiary have filed tender offer materials with the Securities and Exchange Commission (the “SEC”), and Semitool has filed a Solicitation/Recommendation Statement with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of shares of Semitool at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s web site at www.sec.gov. Free copies of these documents may also be obtained by mailing a request to the Information Agent for the tender offer, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022; by calling toll free at (877) 717-3936 (shareholders) or collect at (212) 750-5833 (banks and brokers); and at www.appliedmaterials.com and www.semitool.com.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Semitool and Applied file annual and special reports and other information with the SEC. You may read and copy any reports or other information filed by Applied or Semitool at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Applied’s and Semitool’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Contacts

David Miller (business media) 408.563.9582

Betty Newboe (technical media) 408.563.0647

Michael Sullivan (financial community) 408.986.7977

2